Will H. Cai	VIA EDGAR
T: +852 3758 1210
wcai@cooley.com

September 9, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn:      Tonya K. Aldave

Sonia Bednarowski

Re:         Futu Holdings Limited

Form 20-F for Fiscal Year Ended December 31, 2021

Filed March 18, 2022

File No. 001-38820

Dear Ms. Aldave and Ms. Bednarowski:

On behalf of our client, Futu Holdings Limited (the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 31, 2022 (the “Comment Letter”), relating to the above-captioned Form 20-F (the “Form 20-F”).

For the Staff’s convenience, the comment in the Comment Letter is reproduced and repeated below in bold and in italics, with the Company’s response set forth in regular font immediately thereafter.

Cooley LLP c/o Suites 3501 - 3505, 35/F. Two Exchange Square, 8 Connaught Place, Central, Hong Kong
t: +852 3758 1200 f: +852 3014 7818 cooley.com

U.S. Securities and Exchange Commission Page 2

Form 20-F for the Fiscal Year Ended December 31, 2021

General

1.	In future filings, please update your discussion of the Holding Foreign Companies Accountable Act by disclosing that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Please include the proposed disclosure in your response letter.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that in applicable future filings, the Company intends to include the below disclosure in its discussion of the Holding Foreign Companies Accountable Act.

Proposed Disclosure: “On August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. The Statement of Protocol gives the PCAOB sole discretion to select the firms, audit engagements and potential violations it inspects and investigates and put in place procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed. In addition, the Statement of Protocol grants the PCAOB direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. While significant, the Statement of Protocol is only a first step. Uncertainties still exist as to whether and how this new Statement of Protocol will be implemented. Notwithstanding the signing of the Statement of Protocol, if the PCAOB cannot make a determination that it is able to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, trading of our securities will still be prohibited under the Holding Foreign Companies Accountable Act (HFCAA) and the Nasdaq will determine to delist our securities. Therefore, there is no assurance that the Statement of Protocol will relieve us from the delisting risk under the HFCAA.”

The Company will amend or supplement the above proposed disclosure as may be necessary in order to reflect changes or developments relating to the Holding Foreign Companies Accountable Act and its implementation after the date of this response letter.

* * * *

Cooley LLP c/o Suites 3501 - 3505, 35/F. Two Exchange Square, 8 Connaught Place, Central, Hong Kong
t: +852 3758 1200 f: +852 3014 7818 cooley.com

U.S. Securities and Exchange Commission Page 3

Please direct any questions or comments regarding the Company’s response to the Staff’s comments to the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Sincerely,

/s/ Will H. Cai

Will H. Cai

cc:	Leaf Hua Li, Chief Executive Officer, Futu Holdings Limited

Arthur Chen, Chief Financial Officer, Futu Holdings Limited

Cooley LLP c/o Suites 3501 - 3505, 35/F. Two Exchange Square, 8 Connaught Place, Central, Hong Kong
t: +852 3758 1200 f: +852 3014 7818 cooley.com